P.E. 1/31/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02014540

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2002

CRUCELL N.V.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name in English)

(Address of Principal Executive Offices)

Archimedesweg 4
2333 CN Leiden
The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- N/A

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crucell N.V.

Date: January 29, 2002

By:---

Name: Leonard Kruimer

Title: Chief Financial Officer (Chief Accounting Officer)

Crucell

INNOGENETICS
BIOTECHNOLOGY FOR HEALTHCARE

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 29, 2001 and the section of the Form 20-F entitled "Risk Factors".

Crucell and Innogenetics announce PER.C6 deal for the development and manufacturing of antibodies

Leiden (The Netherlands) and Gent (Belgium), January 23, 2002 - **Dutch antibody and vaccine company Crucell (NASDAQ, Euronext: CRXL) and Belgian biotechnology company Innogenetics (NASDAQ Europe: INNX) today announced that they have entered into a non-exclusive license agreement for the manufacturing of monoclonal antibody products on Crucell's human cell line PER.C6.**

Under the terms of the agreement, Innogenetics will use the PER.C6 platform to develop monoclonal antibodies in the context of its therapeutic programs, and will be able to manufacture and market the emerging therapeutic products. Crucell will receive upfront and annual payments, as well as royalties on net sales of marketed products. No further financial details were disclosed.

Crucell's CEO Dinko Valerio welcomes Innogenetics as its launching customer for antibody production. " We are delighted with Innogenetics' choice for our technology in the context of its therapeutic programs. After the successful commercialisation of PER.C6 for vaccines and gene therapy, this deal is a vital step towards rolling out PER.C6 as the industry's platform of choice for antibody production."

Innogenetics' CEO Philippe Archinard is very pleased with this partnership, representing a further step towards becoming a premier biopharmaceutical player. "We are accessing a state-of-the-art technology platform that offers superior yields compared to the existing animal cell lines used for antibody production, and that enables production of fully human antibodies on an industrial scale. This agreement fits very well with our strategy of accelerating the development process of our therapeutic programs."

According to various estimates, the market for antibodies will grow by some 30% per year and will exceed $ 20 billion by 2010. The current antibody production platforms used in the industry are not expected to meet the future demand for production capacity.

PER.C6 is widely embraced by the industry for the production of vaccines and gene therapy products. Building on the successful track record of PER.C6, Crucell and Innogenetics believe that this cell line will become the platform of choice for human antibody production.

About Innogenetics

Belgian biotechnology company Innogenetics develops innovative therapies in the fields of hepatitis C, immune disorders and tissue repair (through its wholly owned subsidiary XCELLentis). A Phase IIa clinical trial for a therapeutic vaccine against hepatitis C is currently ongoing. Various pre-clinical programs are underway in the treatment of edema and septic shock. A Phase II trial will start in Q2 2002 in the domain of wound care .

Innogenetics has achieved a worldwide leadership position in high value-added diagnostics ("theranostics") focusing on infectious diseases, neurodegeneration and genetic predisposition testing. With its vertically integrated diagnostics activities, Innogenetics is also leveraging its intellectual property, know how and product offering through strategic partnerships with leading in-vitro diagnostic players, such as Abbott, Bayer, and Roche.

Founded in 1985, Innogenetics has been listed on the NASDAQ Europe since November 1996. Innogenetics has its headquarters in Gent, Belgium, and currently employs 550 staff.

About Crucell

Dutch biotechnology company Crucell discovers and develops novel antibodies and vaccines against cancer, inflammatory disease and infectious disease.

Crucell discovers novel disease targets and develops fully human antibodies against them. Commercialisation takes place by pharmaceutical firms in return for upfront payments, milestones and royalties. Crucell's anti-CD 46 antibody against multiple myeloma, breast cancer, and colon cancer is being co-developed with Centocor, a Johnson & Johnson company.

Crucell is currently developing antibodies against colon cancer, breast cancer, anti-angiogenesis, leukaemia and inflammation and has additional programs in oncology, diabetes and cardiovascular diseases. Crucell will leverage its proprietary MAbstract technology to discover two new targets and antibodies every single year.

Crucell also plays an essential role in the development of Merck & Co's HIV vaccine. Merck & Co has obtained the exclusive rights to use Crucell's PER.C6 human cell system for the production of the vaccine's key adenoviral vector. Merck & Co is currently conducting Phase I/II trials with its HIV vaccine.

The company has furthermore developed a revolutionary new flu vaccine production system, based on its patented human cell system PER.C6. PER.C6 is widely embraced by the industry for the production of gene therapy products and viral vectors.

Crucell has been listed on the NASDAQ and Euronext since October 2000. Crucell has its headquarters in Leiden, the Netherlands, and currently employs 180 staff.

For further information please contact:

Crucell N.V.
Ilja van Roon
Communication Officer
Tel. +31-(0)71-524 8727
Fax. +31-(0) 71-524 8935
i.van.roon@crucell.com

Innogenetics N.V.
Jean-Christophe Donck
Director Corporate Communications
Tel. +32-(0)9-329 1701
Fax. +32-(0)9-329 1908
Jeandon@innogenetics.com